Falconridge Oil Technologies Corp.
#17 – 120 West Beaver Creek Rd.
Richmond Hill, Ontario
Canada L4B 1L2
Telephone: (905) 771-6551

July 22, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	H. Roger Schwall,
Assistant Director

Dear Sirs:

Re: Falconridge Oil Technologies Corp. (the “Company”) Amendment No. 4 to Registration Statement on Form S-1 Filed June 23, 2014 File No. 333-191018

Further to the filing of an amended registration statement on Form S-1/A #5 filed by the Company on July 18, 2014, the Company writes to update response of the Company to your letter to the Company dated July 8, 2014 regarding the Company’s Registration Statement on Form S-1/A #4. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Form S-1 Amendment No.4 filed June 23, 2014

Pending Confidential Treatment Request

1.
We are in receipt of your revised confidential treatment requested dated June 23, 2014. On July 3, we provided you with comments relating to the revised request, which you will need to address with your next amended Form S-1. For example, please re-file any exhibits (including exhibit 10.7) which have not been properly filed in a text-searchable format.

Response: The Company has resubmitted a revised confidential treatment request.

General

2.	With your next amendment, please provide current and updated disclosures. The following are examples of information which requires updating:

•	On the prospectus cover page, you refer to trading activity from July to October 2013;

•	On page 3, you refer to the percentage of shares outstanding as of September 4, 2013, the date you also use on pages 13-14 and 33, under multiple headings;

•	Under “Financing Activities” on page 36, you state that your cash might be insufficient for the next 12 months;

•	You suggest under “Code of Ethics” on page 45 that you have not yet adopted such a code, but you filed it as an exhibit to your amended Form 10-K last month; and

•	You provide outdated or incomplete “executive compensation” disclosure on pages 46 to 47, including the tabular information and the “outstanding equity awards” at year end.

Response: The Company has revised the amended registration statement.

Material Contracts, page 28

3.
As part of the disclosure a page 29, you indicate that the reserves report filed as Exhibit 99.1 (the “Report”) covers approximately 90% of the Company’s total reserves and is based on one operating well. You also refer to a second well, not included in the Report, which is not currently performing. Please tell us and clarify your disclosure here and elsewhere on page F-15 to state whether the referenced non-performing well had any proved reserves at December 31, 2012 or if proved reserves were included in any of the periods disclosed on pages F-15 and F-28.

Response: The Company had erred in provide the previous information and has revised the amended registration statement.

4.
Based on the information presented in Table 2 of the Report, it appears that the proved and probable developed oil reserves of 44 MSTB and 24 MSTB disclosed on page 29 are the gross quantities of such reserves. Please note the definitional requirements of Rule 4-10(a)(26) of Regulation S-X and the guidance in FASB ASC paragraph 932-235-50-4 requires the disclosure of your reserves as the “net quantities of an entity’s interests” in such reserves. FASB ASC paragraph 932-235-50-4 goes on to clarify the “net quantities shall not include reserves relating to interests of others in properties owned by entity.” Please revise the reserves disclosure in the filing on Form S-1 to only provide the net quantities attributable to your ownership interests.

Response: The Company has revised the amended registration statement.

Notes to Consolidated Financial Statements

Note 10-Supplemental Information on Oil and Gas Operations (Unaudited), page F-14

5.
You disclosure on page F-15 and elsewhere on page F-28 that the estimates of proved reserves, future net revenue and present values of oil and gas reserves were based on studies performed by Chapman Petroleum Engineering Ltd. (“Chapman”) at February 28, 2014 and February 28, 2013, respectively. Please tell us and clarify your disclosure to state whether the estimates as of these dates were prepared by Chapman or by the Company using information derived from Chapman’s reserve report filed as Exhibit 99.1.

Response: The Company has revised the amended registration statement.

Exhibits, page 11-12

6.
Please obtain and file as an exhibit the consent of Chapman Petroleum Engineering Ltd. regarding the references to the firm, the use of information contained in and the inclusion of the reserve report filed as Exhibit 99.1 in your registration statement on Form S-1.

Response: The Company has revised the amended registration statement to reference the consent of Chapman can be found on page 2 of the report in the refiled Exhibit 99.1.

Exhibit 5.1

7.	Please obtain and file a newly executed opinion or explain to us why it appears that the name on counsel’s letterhead differs from the name with which the opinion has been signed.

Response: The letterhead, “Macdonald Tuskey”, refers to an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.  Reference to this in the footer of the opinion letter had be eliminated by the edgarizing process. The lawyer who represents the Company is William Macdonald, the sole shareholder and director of the professional corporation: “W.L. Macdonald Law Corporation”.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

FALCONRIDGE OIL TECHNOLOGIES CORP.

Per:	/s/ Alfred Morra
Alfred Morra
Director, Treasurer and Chief Financial Officer